                                SGI INTERNATIONAL



                            [SGI INTERNATIONAL LOGO}



                               1995 ANNUAL REPORT
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                            [SGI INTERNATIONAL LOGO}


    ON THE COVER SGI International is proud to introduce a new company logo with this annual report.  The logo is representative of SGI's evolving corporate vision.
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                     SGI INTERNATIONAL'S GOAL IS TO DEVELOP

                     AND COMMERCIALIZE ENERGY TECHNOLOGIES

                       THAT ARE ENVIRONMENTALLY FRIENDLY,

                       AND THAT MORE EFFICIENTLY UTILIZE

                              THE NATURAL RESOURCES

                           OF AN ENERGY-HUNGRY EARTH.

                             LETTER TO SHAREHOLDERS

                          [PHOTO OF JOSEPH A. SAVOCA]

I joined SGI as Chairman and Chief Executive Officer in June of 1995. Since that time, there have been a number of noteworthy accomplishments. In general terms, the Company's financial condition has improved and both the LFC and OCET technologies have progressed toward commercialization and revenue generation.

The Liquids from Coal ("LFC") Technology was successfully demonstrated on a commercial scale at the ENCOAL Plant. Remaining technical issues associated with the Process were resolved in 1995 and product was shipped and successfully utilized by customers. TEK-KOL, which owns and will license LFC, was reorganized and repositioned to more effectively market LFC. TEK-KOL is the 50/50 partnership between SGI and a Zeigler Coal Holding Company subsidiary. In 1996, TEK-KOL entered into agreements with Mitsubishi Heavy Industries and Mitsui SRC that we believe may be the catalyst for transitioning the LFC Technology to commercial use. Currently, TEK-KOL and Mitsubishi are financing and conducting a feasibility study, which is nearing completion, for a potential plant in the Powder River Basin.

The Opti-Crude Enhancement Technology ("OCET") is not yet ready for commercialization. However, 1995 activities have moved OCET in that direction. The Company expects that development of OCET will progress substantially during 1996. Further definition of economic and design parameters for OCET should lead to future agreements with major oil companies, engineering firms, and others. Also, the Company and the Department of Energy are discussing a cooperative agreement to determine the efficacy and viability of the OCET Process.

The Company is proud of its accomplishments with respect to its ability to discharge current obligations in a timely manner, and to eliminate long-standing prior obligations. Certain debt has either been extended until September 30,


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
1997, or converted to equity. Equity conversion represents about one-third of SGI's former total debt.

SGI common stock is currently quoted over-the-counter on the NASD OTC Bulletin Board. The Company's stock was quoted at an all-time low of $0.58 in December 1995, and reached a high of $13.00 in May 1996.

Until the Company achieves positive cash flow from operations, management projects the sale of equity to be the most practical means to finance commercialization, and to ultimately improve shareholder value. The working capital generated by such transactions should satisfy the Company's cash flow needs, accelerate commercialization and marketing of OCET, fund new development projects, and assist in SGI's efforts to qualify for a more recognized exchange than the OTC Bulletin Board, thereby improving the trading environment for the Company's common stock.

Two prominent new candidates have been nominated for election to the Company's Board of Directors. If elected at the annual meeting, I expect the Company will benefit from the extensive business, scientific, and legal expertise of these internationally recognized individuals.

SGI survived a year of financial turmoil, and is a leaner and more viable version of its former self. By no means am I suggesting that SGI will not face future challenges, but rather, that SGI has developed into the kind of company that can successfully deal with challenge. SGI and its employees take great pride in their accomplishments. We look forward to the rewards that the international acceptance of our technologies will bring to SGI shareholders.





/s/ Joseph A. Savoca
JOSEPH A. SAVOCA

Chairman of the Board, Chief Executive Officer and President


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
                                SGI INTERNATIONAL
                               ENERGY TECHNOLOGIES




SCOPE OF BUSINESS

SGI International's principal business is developing, commercializing, and licensing new energy technologies. The Company developed the patented Liquids from Coal Process ("LFC"), which economically upgrades low-rank coal into a higher BTU coal called process derived fuel ("PDF"), and which concurrently produces both coal derived liquids ("CDL") and coal gas ("CG"). The LFC Technology is marketed, both in the United States and internationally, through the TEK-KOL Partnership ("TEK-KOL"). SGI is also developing the Opti-Crude Enhancement Technology ("OCET"), which is designed to deasphalt the residue ("Resid") from oil refining.

In 1995, SGI acquired Assembly & Manufacturing Systems, Inc. ("AMS"), a system integrator of automated assembly equipment to large, established biomedical, consumer, electronics, and computer companies in the United States.

THE LFC PROCESS

The LFC Process economically upgrades low-rank coal into PDF, and produces CDL, which has characteristics similar to No. 6 Fuel Oil. The incentive to upgrade low-rank sub-bituminous and lignite coal is attributable to a number of related economic and environmental factors. Foremost among these factors is the need to accommodate the increasing use of coal for electric power generation, while simultaneously attempting to meet national and international goals for environmental protection.

When PDF is used as a reductant for direct iron ore reduction, the steel manufacturer is interested in the total carbon (which must be at least 75%); the residual volatile matter (which must not exceed 15%); and the total sulphur (which must not exceed 1%). An even lower sulfur content, on the order of .03%, is desirable. Slightly more severe LFC processing enables the PDF to meet the above carbon and volatile matter specifications.

The Company believes four key factors in the LFC Process differentiate it from other coal cleaning, liquefaction, or gasification technologies. First, the process simultaneously produces solids, liquids and gases. Second, the control system regulates the coal heating rate and temperature level to control the governing kinetics of gasification and stabilization reactions. Third, the PDF is stabilized and does not self-ignite. Fourth, for the purpose of controlling the gasification conditions (to obtain the desired co-products), computer models of coal reaction kinetics, sensors, and servo-mechanisms have been incorporated into the control system.

THE TEK-KOL PARTNERSHIP

The LFC Process is owned by the TEK-KOL Partnership. TEK-KOL was formed in 1989 by the Company and Shell Mining Company ("SMC") to further develop and commercialize the LFC Process. In 1992, all of the assets of SMC were purchased by Zeigler Coal Holding Company ("Zeigler"), the fifth largest coal producing company in the United States.

The Company and TEK-KOL have progressed significantly in the last twelve months to further refine and market the LFC Process. In conjunction with Mitsubishi Heavy Indus-tries ("Mitsubishi" or "MHI"), comprehensive engineering plans, designs and economic analyses have been prepared for a future LFC plant that could be built in the Powder River Basin in the United States. The same engineering plans and designs can be adapted for projects in Indonesia, Russia, China, Australia and other locations. TEK-KOL, in collaboration with MHI and Mitsui SRC ("Mitsui"), is currently marketing the LFC Process for future LFC plants in Indonesia and in other areas of the Pacific Rim.

LFC MARKETS

DOMESTIC A marketing study completed for TEK-KOL indicated that there is a current unsatisfied market for PDF, which should increase significantly in the U.S. by the year 2000 because of concerns about acid rain and other environmental pollutants. The U.S. Clean Air Act legislation, including Amendments thereto, requires reductions in pollution, thereby creating a challenge for industry and energy suppliers, which the Company believes is an opportunity for marketing PDF.

INTERNATIONAL: THE ASIAN MARKET TEK-KOL is marketing LFC plants in Asia and elsewhere. The developed areas of East Asia--Japan, Taiwan, South Korea, Hong Kong-- currently import expensive high-grade bituminous coals. The Company believes those imports can be replaced in many markets by upgraded coal produced by LFC plants. TEK-KOL is focusing its Pacific Rim marketing efforts on Indonesia as well as Russia and countries which have large reserves of low-grade coal. Laboratory testing by SGI and TEK-KOL indicates that certain of these coals are suitable for upgrading. The Company estimates that coal consumption in Asia will increase and that LFC products from such coal could be profitably sold. TEK-KOL has executed an agreement with Mitsui, which provides that Mitsui undertake and complete a PDF and CDL market study for East Asia. The study could provide the basis for a targeted marketing approach to many markets in Asia, as well as on the Pacific Rim.

INDONESIA TEK-KOL is working to develop LFC plants in Indonesia. The Company has signed a Letter of Intent with the government-owned coal company, P.T. Tambang Batubara Bukit Asam, to discuss and work toward development of an LFC plant in the Tanjung Enim area of South Sumatra. PTBA has received a $200,000 grant from the Trade Development Agency of the U. S. Department of Commerce to be paid to SGI for PTBA's one-half of SGI's costs in preparing a feasibility study for this area. Another Letter of Intent has been signed with a private mining concessionaire for a proposed project in the Musi Rawas region of South Sumatra. Phase I Technical Feasibility Study Reports have been completed on fifteen coal samples from four mining areas in Indonesia. Two Phase II Technical Feasibility studies are being performed for PTBA and PT Berau. Additional opportunities are being explored by TEK-KOL.

RUSSIA The Company has signed a Letter of Intent with ROSUGOL, a Russian state entity, and has conducted a Phase I Technical Feasibility Study. Negotiations are beginning for a Phase II Preliminary Engineering and Economic Assessment for coal from the Kemerovo region of Siberia. TEK-KOL will continue to investigate the potential to build LFC plants in Russia. Because of the lack of hard currency in Russia, the involvement of Mitsubishi or some similar company will likely be necessary for construction of LFC plants there.

JAPAN Japan is the largest importer of coal in the world, accounting for 30% of the world's seaborne-traded coal. The Company expects continued growth in Japan's imports of steam coal. TEK-KOL is working to develop strategic relationships with Japanese coal

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                               SGI INTERNATIONAL
                               ENERGY TECHNOLOGIES

                                    CONTINUED


and oil importers, equipment suppliers, and financial institutions that are evaluating possible participation in the development of LFC plants. As stated above and in Management's Discussion and Analysis, TEK-KOL has entered into agreements with MHI and Mitsui, which will assist in marketing LFC plants.

CHINA Management believes that China represents a marketing opportunity for programs to upgrade low-rank coal reserves for export and possible domestic use. Proposed LFC plants in China could provide export of upgraded coal to Japan, South Korea, Taiwan and other industrialized areas of East Asia. Specifically, SGI has signed six Letters of Intent with coal officials in five provinces of China to proceed with evaluation and development of LFC plants in Shandong, Liaoning, the Yunan Province, and the Inner Mongolia Autonomous Area. Technical feasibility studies have been completed on coals from three mining areas. However, due to the political climate, all remaining studies have been delayed.

AUSTRALIA SGI's Australian subsidiary has the exclusive rights to market the LFC Process in Australia and in New Zealand. SGI believes there are opportunities for siting LFC plants in the region.

THE OCET PROCESS

Crude oil contains organic molecules ranging from light, straight-chain hydrocarbons to heavy, multi-ring aromatics. Refinery processes convert most of the crude oil into transportation fuels, chemicals and lubricants, leaving as a byproduct, a tarry Residuum ("Resid"). Twenty-five to forty-five percent of the crude oil processed at a refinery typically ends up as Resid.

The OCET Technology is designed to convert petroleum Resid into two products: a liquid refinery feedstock, and a solid coker feedstock. The OCET Process is designed to liberate the higher grade hydrogen-bearing liquids, which standard petroleum refining processes do not release from the Resid, and return those distillate liquids to the refinery's processing stream. The process is designed to leave sufficient volatile content in the remaining solid material, so that it would have combustibility characteristics similar to certain grades of high BTU coal. Management believes that the OCET Process may significantly improve refinery margins.

The present goals of the Company include further development of the OCET Process and demonstration of its commercial viability. If the process is demonstrated, the Company intends to license its use to owners or operators of domestic and international crude oil refineries. In pursuit of these goals, the Company has substantially upgraded its laboratory facilities, increased laboratory staff, and filed for patents. A patent application for the OCET Process was filed in September 1994 and is pending. A patent application was also filed and is pending under the Patent Cooperation Treaty ("PCT") covering numerous foreign countries. A specific patent application was also filed in Venezuela. The Company believes that the OCET Process may also have commercial applications in addition to, and substantially different from, the proposed initial application to crude oil refinery Resid.


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
                                SGI INTERNATIONAL
                             SELECTED FINANCIAL DATA




The following selected financial data should be read in conjunction with the consolidated financial statements and notes thereto. Information concerning significant trends in the financial condition and results of operations is contained in Management's Discussion and Analysis of Financial Condition and Results of Operations. The realizability of certain assets is dependent upon the success of future operations together with the adequate future financing thereof.


YEARS ENDED DECEMBER 31,                         1991             1992             1993             1994               1995
- --------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Revenue                                      $   109,069     $   693,118      $   809,910     $    552,503      $    900,306 (1)
Net Loss                                      (4,217,019)     (4,915,472)      (6,116,388)      (5,844,121)       (6,824,940)(1)
Net Loss Per Share                                 (2.84)          (3.14)           (3.62)           (3.02)            (2.46)(1)
Weighted Average Shares Outstanding            1,485,066       1,564,124        1,691,675        1,933,032         2,774,084

Balance Sheet Data:
Current Assets                               $ 2,987,366     $ 1,727,940      $ 1,331,381     $    717,406      $    869,386
Working Capital Surplus (Deficit)              2,044,883         303,876         (917,979)      (3,348,255)       (2,369,079)
Total Assets                                   8,747,446      10,886,581        9,240,338        8,198,362         6,516,562
Long Term Debt
   (Excluding Current Portion)                 3,214,637       4,292,622        4,637,997        3,575,835         4,631,250
Stockholders' Equity (Deficit)                 4,569,387       4,889,895        2,350,981          556,866        (1,629,578)









Note: No dividends have been declared since inception.

(1) The Company acquired AMS effective October 30, 1995. AMS recorded revenue of $867,000 and income from operations of $238,000 for the period October 31, 1995, through December 31, 1995.


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
                                SGI INTERNATIONAL
                           MANAGEMENT'S DISCUSSION AND
                         ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


PROJECTIONS AND ESTIMATES

The projections, estimates and opinions of management contained herein relative to the LFC and OCET Processes and to the business of the Company set forth herein are forward-looking statements and statements of management's belief: thus, there can be no assurance that these projections, estimates, or opinions of management will ultimately be correct or that actual results or events will not differ materially from those discussed herein. Further, until agreements are actually executed, LFC plant construction actually begins, the OCET Process is actually commercialized and operating revenues are actually earned, there can be no assurance that such events will occur. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements, which are made herein to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

OVERVIEW

The Company's 1995 results of operations reflect reduced expenditures to commercialize the LFC Process, increased expenditures for research and development of the OCET Process, and ongoing staff and overhead expenditures related to managing and operating SGI.

The Company's method of operations related to development and commercialization of the LFC Process was streamlined in 1995. These changes had the effect of shifting certain responsibilities, including marketing (except in Australia and New Zealand), to TEK-KOL and significantly reducing the Company's 1995 cash expenditures. Other employee, consultant, and overhead requirements were analyzed and reduced in 1995, further decreasing the Company's 1995 cash expenditures. The Company's cash flows used by operations decreased approximately $1.6 million as a result of these actions.

The Company restructured $5,591,500 of its debt by December 31, 1995. The restructuring had the effect of converting notes payable of $1,557,500 into equity and extending the maturity date of notes payable of $4,034,000 to September 30, 1997. Interest obligations related to the restructured debt were either converted into equity in 1995 or deferred through September 30, 1997. In 1996, management intends to restructure the remainder of its $1,200,000 current debt. During the year, the Company was past due on certain debt and obligations, but either cured or obtained waivers thereon.

The Company acquired AMS effective October 30, 1995. AMS recorded revenues and income from operations of $867,000 and $238,000, respectively, for the period October 30, 1995, through December 31, 1995. Management believes that AMS should continue to generate positive results in the future.

The Company entered into an agreement in 1995 to test a series of crude oil and Resid oil samples provided by Maraven, a Venezuelan state-owned oil company. The OCET Process is designed to convert refinery Resid into higher value petroleum distillate products and a synthetic coal. Favorable results could lead to licensing and royalty agreements with Maraven and its affiliates. The Company also entered into discussions with the Department of Energy regarding a cooperative agreement and funding for OCET's research and development efforts.


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
The Company is committed to pursuing these and other opportunities in order to achieve its objectives of commercializing the LFC and OCET Processes and increasing revenues from the operations of AMS.

As in prior years, the report of the Company's independent auditors for the year ended December 31, 1995, contains an emphasis paragraph, concerning the Company's ability to continue as a going concern. As discussed in Liquidity and Capital Resources, the Company has short-term and long-term liquidity deficiencies. The Company's ability to continue as a going concern is primarily dependent upon successful financing of its immediate working capital requirements and successful commercialization of the LFC and OCET technologies. The Company intends to rectify the short-term liquidity deficiency through equity sales and collection of receivables. The Company intends to rectify the long-term liquidity deficiency by commercializing both the LFC and OCET technologies, increasing the cash flows from AMS's operations, and accelerating collection of certain non-recourse notes receivable to SGI by the shareholders of Rosebud Energy Corporation. If immediate working capital requirements are not successfully financed and/or the LFC and OCET technologies cannot be successfully commercialized, then the adverse impact on the business and operations of the Company could be material.

Many events have occurred subsequent to December 31, 1995, which management believes have had a positive impact. TEK-KOL recently entered into an agreement with MHI pursuant to which MHI will pay a royalty to TEK-KOL based on the revenue received by MHI from its sale of equipment and services to LFC plants, if and when constructed. MHI will also assist in completing engineering for a potential Powder River Basin LFC plant and adapt that engineering to specific international projects. Further, MHI has an option during 1996 to obtain a four year scope-of-supply exclusive in the Pacific Rim. If the option is exercised, MHI will pay TEK-KOL $1 million per year during the exclusivity period, which is subject to termination on written notice by either party. TEK-KOL representatives have executed an agreement with Mitsui which provides for an LFC product marketing study by Mitsui, an analysis of the opportunity for development of LFC plants at several Mitsui mines, and assistance by Mitsui in developing and optimizing an upgrading process for CDL. Expenditures for OCET research and development have increased substantially during the first quarter of 1996 in order to accelerate commercialization of the OCET Process. Lastly, two outstanding candidates have been nominated for election to the Company's Board of Directors. If elected at the annual meeting, the Company should benefit from the significant business, scientific, and legal backgrounds of these individuals.

The continued need to fund Company operations with equity-based financing is causing significant dilution. Management is committed to accelerating commercialization of the LFC and OCET technologies and increasing cash flows from AMS's operations, rather than obtaining funds through the sale of equity. However, equity sales will be required in the short-term.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994 As previously noted, the Company acquired AMS effective October 30, 1995. AMS recorded revenue and income from operations of $867,000 and $238,000, respectively, for the period subsequent to October 30, 1995. The following discussion does not include the effect of AMS's operations.

The Company's coal testing and analysis contract with the U.S. Department of Energy was completed in June, 1995. The Company provided no contract engineering services to


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                               SGI INTERNATIONAL
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                    CONTINUED



ENCOAL during 1995; therefore, revenues declined in 1995 compared to 1994. Also, all deferred technology purchase payments were received prior to 1995; therefore, no gain on sale of technology was recorded in 1995. Interest income decreased in 1995 as the Company's average cash balances were lower than in 1994.

Engineering and research and development expenses in 1995 decreased 38% ($1.2 million) from 1994. Management curtailed certain engineering activities and TEK-KOL assumed those responsibilities as well as all LFC Process marketing activities, which contributed to the decrease.

General and administrative expense in 1995 increased 37% ($329,000) over 1994. The 1995 expenses include non-recurring charges of $391,000 to reserve loans to former officers, employees and consultants which may not be collectible. The Company made loans to William M. Owens, former CEO, over a period of years. Total principal and accrued interest at the time of Owen's resignation totaled $268,000, of which $224,000 was reserved as uncollectible and $44,000 was offset against Company obligations to Owens. In January 1996, the Company agreed to forgive the loans made to Owens in accordance with his employment agreement and a settlement agreement. The remainder of the amount reserved represents loans made by the Company to two consultants and certain employees. The 1995 expenses also reflect non-recurring charges of $289,000 paid in stock or warrants to purchase common stock. The transactions resulting in the 1995 non-recurring charges record commitments made by prior management. After adjusting for these charges of $680,000, general and administrative expense in 1995 decreased 39% ($351,000) from 1994.

Legal and accounting expense in 1995 increased 12% ($61,000) over 1994 due to increased business activities and corporate restructuring aimed at streamlining the Company's activities.

Depreciation and amortization expense in 1995 increased 127% ($1.2 million) over 1994. Management evaluated the estimated net carrying value of certain LFC process-related assets in September 1995 and recorded a write down. Management revised the estimate in December 1995 and reversed a portion of the write down. Accordingly, depreciation and amortization expense in 1995 includes a one time charge of approximately $1.0 million to reflect management's estimates.

Interest expense is directly related to the amount of debt outstanding during the period, the stated interest rate and note discounts, all as discussed in
Note 4 of Notes to the Consolidated Financial Statements.

The 1995 net loss increased 18% ($1.1 million) over 1994. After adjusting for non-recurring charges in 1995 and 1994, the loss related to comparative on-going activities decreased 30% ($1.7 million) from 1994.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993 The net loss for 1994 decreased 4% ($272,000) from 1993. Revenues for 1994 decreased 32%

($257,000) from 1993 revenues primarily as a result of a lower amount of engineering services being provided under contract to ENCOAL during 1994. Engineering, research and consulting expenses for 1994 decreased 17% ($644,000) from 1993. The amount of engineering and technical services provided in 1994 by SGI in support of the ENCOAL/DOE commercial demonstration plant was significantly less than in 1993 as the plant became "operational".

Legal and accounting expenses for 1994 decreased 22% ($143,000) from 1993. SGI had certain non-recurring legal fees and costs in 1993. Legal and accounting expense for 1994 ($519,000) is comparable to legal and accounting expense for 1992 ($534,000) when the Company had no unusual or non-recurring legal fees and costs.

Interest expense is directly related to the amount of debt outstanding during the period, the stated interest rate and note discounts, all as discussed in
Note 4 of Notes to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company acquired AMS effective October 30, 1995. The discussion on Liquidity and Capital Resources includes the effect of this transaction unless otherwise indicated.

The Company had short-term liquidity deficiencies at December 31, 1995, and 1994 of $2.4 million and $3.3 million, respectively. The net improvement was achieved primarily through the conversion of notes and interest payable totaling $1.7 million into equity. Current notes payable and accrued interest of $1.4 million contribute to the Company's short-term deficiency at December 31, 1995. Based on continuing interaction with the noteholders in 1996, management believes that the Company should procure subscriptions to convert the remaining current notes payable to preferred stock or secure agreements to extend the note due dates to September 30, 1997. The Company and Dr. Esztergar have verbally agreed that the Company's royalty obligation to Dr. Esztergar will not be satisfied currently. The Company raised approximately $738,000 through the issuance of 678,306 common shares to date in 1996. These funds have been used to fund current operations and to satisfy a portion of the Company's short-term liquidity deficiency. The Company plans to satisfy the remaining short-term liquidity deficiency through the sale of equity securities and the collection of receivables.

The Company had long-term liquidity deficiencies at December 31, 1995, and 1994. The Company expects the long-term liquidity deficiency to be satisfied by equity sales, and increased positive cash flows from AMS's operations until such time as the commercialization of the LFC and OCET Processes results in positive cash flows.

The Company's 1995 cash flows used for operating activities decreased 36% ($1.6 million) from 1994. This decrease is attributable to TEK-KOL's assuming LFC plant marketing activities, and the personnel and overhead cutbacks made in 1995. The Company's 1994 cash flows used for operating activities decreased 6% ($305,000) from 1993. If future financing activities are successful, the funds will be used for operating expenditures; otherwise, certain operating expenditures will be curtailed.

The Company's financing activities raised approximately $3.0 million, $7.5 million and $5.0 million during 1995, 1994 and 1993 respectively. These funds were raised primarily through the private placement of debt and equity securities. The amount of money raised during a given period is dependent upon financial market conditions, technological progress, and the Company's projected funding requirements. Funds raised in 1995

                                SGI INTERNATIONAL
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                   CONTINUED



decreased significantly from 1994 due to unfavorable market conditions. The Company anticipates that future financing activities will be influenced by the aforementioned factors. Significant future financing activities will be required to fund future operating and investing activities and to maintain debt service. At present, the Company has no commitments for future purchases of its securities.

The Company invested approximately $0.2 million, $0.5 million and $0.5 million in additions to certain LFC Process-related assets and other assets during 1995, 1994 and 1993 respectively. The amount of funds used for investing activities in a given period is directly related to development requirements and fund availability. The Company collected $0.2 million on the LFC Process related notes receivable in 1995. No funds were collected in 1994 as the note makers received no distributions from the Colstrip Project. The Company collected $0.7 million on the LFC Process-related notes receivable in 1993, which represents a significant increase over collections in 1992. In 1993, Rosebud sold its interest in a project which was originally acquired from the Company, and thereafter paid off the related note and interest ($0.4 million) due to the Company.

Additional capital contributions to the TEK-KOL Partnership are expected to be required from time to time prior to profitable operations. The Company is required to contribute one-half of any such required capital contributions. The Company has recorded contributions payable to TEK-KOL of $412,000 at December 31, 1995. Management believes substantially all of the 1996 funding requirements for TEK-KOL will be paid by third parties with whom TEK-KOL has or expects to have agreements. The Company will be required to contribute approximately $750,000 towards the 1996 TEK-KOL operating budget if none of these agreements are consummated.

PATENTS

A United States patent was issued in 1983 for certain steps in the LFC Process. The existing U.S. patent, which was assigned to TEK-KOL in 1989, will expire in the year 2000. Currently, management does not anticipate any material adverse impact on TEK-KOL caused by the expiration of the existing patent, based on the Company's overall technical expertise, trade secrets and experience, in comparison to the limited impact of the existing patent on the TEK-KOL marketing programs. TEK-KOL has applied for nine U.S., as well as related foreign patents in Japan, Indonesia and under the PCT, which covers a number of countries, for improvements and updates to the LFC Process. Two U.S. patents have been issued to TEK-KOL, the first on March 25, 1995, for a process to form char and the second patent on December 13, 1994, for a process for igniting a burner in an inert atmosphere.

The Company does not have material commitments for capital expenditures as of December 31, 1995.

                                SGI INTERNATIONAL
                           CONSOLIDATED BALANCE SHEETS

DECEMBER 31,                                                            1995          1994
- ---------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash                                                           $     74,154    $   551,299
   Receivable from joint venture partner                                     -         45,823
   Trade accounts receivable                                           341,352              -
   Costs and estimated earnings in excess of billings on
      uncompleted contracts                                            271,448              -
   Inventories                                                          68,289              -
   Prepaid expenses and other current assets                           114,143        120,284
                                                                  ------------    -----------
Total current assets                                                   869,386        717,406

Receivable from officers and directors                                       -        396,961

LFC Process related assets:
   Notes receivable, net                                             1,123,948      1,241,183
   Royalty rights, net                                               2,199,750      2,514,000
   LFC cogeneration project, net                                       631,705        736,989
   Investment in TEK-KOL Partnership                                   596,276        412,276
   Australia LFC project, net                                          173,754        202,714
   Other technological assets, net                                      26,440        988,638
   Process demonstration equipment, net                                153,781        541,772
                                                                  ------------    -----------
                                                                     4,905,654      6,637,572

Property and equipment, net                                            249,328        166,602
Other assets                                                            12,876        279,821
Goodwill, net                                                          479,318              -
                                                                  ------------    -----------
                                                                  $  6,516,562    $ 8,198,362
                                                                  ============    ===========

Liabilities and stockholders' equity (deficit)
Current liabilities:
   Accounts payable                                               $    851,853      $ 306,632
   Billings in excess of costs and estimated earnings
      on uncompleted contracts                                         175,745
   Current maturities of long-term obligations                         909,016      3,251,530
   Notes payable to Director                                           304,000
   Accrued salaries, benefits and related taxes                        139,103         84,630
   Royalties payable to related party                                  141,790        229,854
   Contributions payable to TEK-KOL Partnership                        336,476              -
   Interest payable                                                    139,663        169,044
   Other accrued expenses                                              240,819         23,971
                                                                  ------------    -----------
Total current liabilities                                            3,238,465      4,065,661

Interest payable                                                       276,425              -
Long-term notes payable, less current maturities                     4,631,250      3,575,835

Commitments and contingencies

Stockholders' equity (deficit):
   Convertible preferred stock                                           1,037          1,071
   Common stock                                                     32,255,357     29,377,998
   Paid-in capital                                                   4,582,215      2,512,621
   Accumulated deficit                                             (38,159,764)   (31,334,824)
   Notes receivable from employees for common stock                   (308,423)             -
                                                                  ------------    -----------
Total stockholders' equity (deficit)                                (1,629,578)       556,866
                                                                  ------------    -----------
                                                                  $  6,516,562    $ 8,198,362
                                                                  ============    ===========





SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                     SGI INTERNATIONAL
                                           CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31,                                              1995             1994             1993
- --------------------------------------------------------------------------------------------------------------
Revenues:
   Net sales                                                    $    866,676     $          -     $          -
   Research and LFC consulting fees                                        -                -            2,831
   Engineering services revenue from related party                         -          123,117          299,448
   Contract revenue                                                    8,722                -           23,657
   Net gain from related party for sale of technology                      -          360,000          400,000
   Other                                                              24,908           69,386           83,974
                                                                ------------     ------------     ------------
                                                                     900,306          552,503          809,910
Expense:
   Cost of sales                                                     628,506                -                -
   Engineering, research and consulting                            1,599,826        3,089,078        3,732,637
   Loss on investment in TEK-KOL                                     288,000                -                -
   Selling, general and administrative                             1,377,172          891,400          898,928
   Legal and accounting                                              579,630          518,738          661,667
   Depreciation and amortization                                   2,142,957          944,656          957,699
   Interest                                                        1,109,155          952,752          675,367
                                                                ------------     ------------     ------------
                                                                   7,725,246        6,396,624        6,926,298
                                                                ------------     ------------     ------------
Net loss                                                        $ (6,824,940)    $ (5,844,121)    $ (6,116,388)
                                                                ============     ============     ============

Net loss per share                                              $      (2.46)    $      (3.02)    $      (3.62)
                                                                ------------     ------------     ------------

Weighted average shares outstanding                                2,774,084        1,933,032        1,691,675
                                                                ============     ============     ============








SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                SGI INTERNATIONAL
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,                                                                      1995            1994          1993
- -----------------------------------------------------------------------------------------------------------------------------------
Operating activities
Net loss                                                                                 $ (6,824,940)  $ (5,844,121)  $(6,116,388)
   Adjustments to reconcile net loss to net cash flows used for operating activities:
   Depreciation and amortization                                                            1,164,157        944,656       957,699
   Write down and write off of LFC related assets                                             978,800              -       179,046
   Write off of receivables from officers and directors                                       396,961              -             -
   Amortization of note discounts                                                             269,064        271,715       150,633
   Common stock and warrants for common stock issued in lieu of
      compensation and interest                                                               603,160         28,333        10,850
   Amortization of deferred compensation                                                            -              -        95,993
   Changes in assets and liabilities:
      Receivable from joint venture partner                                                    45,823        (16,262)      (29,561)
      Trade accounts receivable                                                               (59,162)             -             -
      Inventories                                                                                 500              -             -
      Receivable from officers and directors                                                        -        (56,125)      (22,890)
      Prepaid expenses and other current assets                                                 5,266         17,837      (102,668)
      Accounts payable                                                                        (65,664)        (7,384)       63,977
      Billings in excess of costs and estimated earnings on uncompleted contracts              77,188              -             -
      Accrued salaries, benefits and related taxes                                             54,473         14,073        12,178
      Royalty payable to related party                                                        (88,064)        54,166        49,496
      Contributions payable to TEK-KOL Partnership                                            336,476              -             -
      Interest payable                                                                        247,044        169,044
      Other accrued expenses                                                                   20,849            553        23,418
                                                                                         ------------    -----------   -----------
Net cash flows used for operating activities                                               (2,838,069)    (4,423,515)   (4,728,217)

Investing activities
Cash acquired from AMS                                                                         21,184              -             -
LFC process related assets:
   Collection of notes receivable and related interest                                        189,147              -       702,805
   Payments to former MOP partners                                                            (71,912)             -      (242,868)
   Additions to other technological assets                                                    (33,183)      (130,020)     (241,577)
   Additions to process demonstration equipment                                               (31,511)       (72,729)      (91,156)
   Contributions to TEK-KOL                                                                  (184,000)             -             -
   Purchase of property and equipment                                                         (45,469)       (36,623)      (60,305)
Other assets                                                                                   63,274       (223,158)       50,366
                                                                                         ------------    -----------   -----------
Net cash flows provided by (used for) investing activities                                    (92,470)      (462,530)      117,265

Financing activities
Proceeds from issuance of notes payable                                                       830,362      3,467,580     1,604,941
Payment of notes payable                                                                     (525,025)    (2,857,608)     (202,756)
Proceeds from issuance of convertible preferred stock                                       1,113,976        303,424       238,310
Proceeds from issuance of common stock                                                      1,034,081      3,718,249     3,135,036
                                                                                         ------------    -----------   -----------
Net cash flows provided by financing activities                                             2,453,394      4,631,645     4,775,531
                                                                                         ------------    -----------   -----------
Net increase (decrease) in cash                                                              (477,145)      (254,400)      164,579

Cash and cash equivalents at beginning of the year                                            551,299        805,699       641,120
                                                                                         ------------    -----------   -----------
Cash and cash equivalents at end of the year                                             $     74,154    $   551,299   $   805,699
                                                                                         ============    ===========   ===========

Supplemental disclosure of cash flow information:
Cash paid for interest                                                                   $    294,000    $   515,000   $   498,000
                                                                                         ============    ===========   ===========

Supplemental disclosure of non-cash activities:

Series 95 convertible preferred stock issued to acquire AMS, Inc.                        $    330,000    $         -    $        -
                                                                                         ------------    -----------   -----------
Series 95 convertible preferred stock issued for notes payable                           $  1,557,500    $         -    $        -
                                                                                         ------------    -----------   -----------
Exercise of warrants for common stock for notes receivable                               $    308,000    $         -    $        -
                                                                                         ------------    -----------   -----------
Issuance of common stock or warrants for services and accrued interest                   $    482,000    $    28,000    $   11,000
                                                                                         ------------    -----------   -----------
Conversion of preferred stock to common stock                                            $  1,051,000    $ 3,540,000    $5,878,000
                                                                                         ------------    -----------   -----------
Issuance of common stock for minority interest                                           $          -    $         -    $   47,000
                                                                                         ============    ===========   ===========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                SGI INTERNATIONAL
                           CONSOLIDATED STATEMENTS OF
                         STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                   CONVERTIBLE
                                                                                 PREFERRED STOCK
                                                                              SHARES         AMOUNT
- -----------------------------------------------------------------------------------------------------
Balances at December 31, 1992                                                1,583,001       $ 15,830
   Issuance of common stock for services                                             -              -
   Issuance of common stock for acquisition of minority interest                     -              -
   Issuance of common stock at $36 to $42 per share for cash                         -
   Exercise of warrants to purchase common stock for cash
      and reduction of notes payable and related interest                            -              -
   Issuance of convertible preferred stock for cash                                183              2
   Conversion of convertible preferred stock into common stock              (1,441,088)       (14,411)
   Amortization of deferred compensation                                             -              -
   Net loss                                                                          -              -
                                                                           -----------       --------
Balances at December 31, 1993                                                  142,096          1,421
   Issuance of common stock for services                                             -              -
   Warrants to purchase common stock issued for services                             -              -
   Issuance of common stock at $14 to $40 per share for cash                         -              -
   Exercise of warrants to purchase common stock for cash                            -              -
   Issuance of convertible preferred stock for cash                                355              4
   Conversion of convertible preferred stock into common stock                 (35,350)          (354)
   Net loss
                                                                           -----------       --------
Balances at December 31, 1994                                                  107,101          1,071
   Issuance of common stock for services and interest                                -              -
   Issuance of common stock at $.48 to $10 per share for cash
      net of issuance costs of $47,671                                               -              -
   Exercise of warrants to purchase common stock for cash and notes                  -              -
   Issuance of convertible preferred stock for cash, net                       125,002          1,250
   Conversion of convertible preferred stock into common stock                (128,533)        (1,286)
   Issuance of convertible preferred stock for notes payable and interest          156              2
   Issuance of convertible preferred stock issued to acquire AMS, Inc.               3              -
   Net loss                                                                          -
                                                                           -----------       --------
Balances at December 31, 1995                                                  103,729       $  1,037
                                                                           ===========       ========




SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                               SGI INTERNATIONAL
                           CONSOLIDATED STATEMENTS OF
                         STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                  COMMON STOCK
                                                                              SHARES         AMOUNT
- -----------------------------------------------------------------------------------------------------
Balances at December 31, 1992                                                1,597,467    $12,970,332
   Issuance of common stock for services                                           250         10,850
   Issuance of common stock for acquisition of minority interest                 1,110         47,410
   Issuance of common stock at $36 to $42 per share for cash                    75,342      2,784,283
   Exercise of warrants to purchase common stock for cash
      and reduction of notes payable and related interest                       33,193        400,628
   Issuance of convertible preferred stock for cash                                  -              -
   Conversion of convertible preferred stock into common stock                 126,065      5,892,769
   Amortization of deferred compensation                                             -              -
   Net loss                                                                          -              -
                                                                             ---------    -----------
Balances at December 31, 1993                                                1,833,427     22,106,272
   Issuance of common stock for services                                           500         13,333
   Warrants to purchase common stock issued for services                             -              -
   Issuance of common stock at $14 to $40 per share for cash                   198,806      3,678,027
   Exercise of warrants to purchase common stock for cash                        2,275         40,222
   Issuance of convertible preferred stock for cash                                  -              -
   Conversion of convertible preferred stock into common stock                  69,439      3,540,144
   Net loss
                                                                             ---------    -----------
Balances at December 31, 1994                                                2,104,447     29,377,998
   Issuance of common stock for services and interest                          389,103        482,166
   Issuance of common stock at $.48 to $10 per share for cash
      net of issuance costs of $47,671                                         963,035      1,023,956
   Exercise of warrants to purchase common stock for cash and notes            274,829        318,548
   Issuance of convertible preferred stock for cash, net                             -              -
   Conversion of convertible preferred stock into common stock                 128,257      1,052,689
   Issuance of convertible preferred stock for notes payable and interest            -              -
   Issuance of convertible preferred stock issued to acquire AMS, Inc.               -              -
   Net loss                                                                          -              -
                                                                             ---------   ------------
Balances at December 31, 1995                                                3,859,671   $ 32,255,357
                                                                             =========   ============

                                                                                                 ACCUMULATED
                                                                               PAID-IN-CAPITAL     DEFICIT
- -------------------------------------------------------------------------------------------------------------
Balances at December 31, 1992                                                  $ 11,374,041      $(19,374,315)
   Issuance of common stock for services                                                  -                 -
   Issuance of common stock for acquisition of minority interest                          -                 -
   Issuance of common stock at $36 to $42 per share for cash                              -                 -
   Exercise of warrants to purchase common stock for cash
      and reduction of notes payable and related interest                                 -                 -
   Issuance of convertible preferred stock for cash                                 238,308                 -
   Conversion of convertible preferred stock into common stock                   (5,878,358)                -
   Amortization of deferred compensation                                                  -                 -
   Net loss                                                                               -        (6,116,388)
                                                                               ------------      ------------
Balances at December 31, 1993                                                     5,733,991       (25,490,703)
   Issuance of common stock for services                                                  -                 -
   Warrants to purchase common stock issued for services                             15,000                 -
   Issuance of common stock at $14 to $40 per share for cash                              -                 -
   Exercise of warrants to purchase common stock for cash                                 -                 -
   Issuance of convertible preferred stock for cash                                 303,420                 -
   Conversion of convertible preferred stock into common stock                   (3,539,790)                -
   Net loss                                                                                        (5,844,121)
                                                                               ------------      ------------
Balances at December 31, 1994                                                     2,512,621       (31,334,824)
   Issuance of common stock for services and interest                                     -                 -
   Issuance of common stock at $.48 to $10 per share for cash
      net of issuance costs of $47,671                                                    -                 -
   Exercise of warrants to purchase common stock for cash and notes                       -                 -
   Issuance of convertible preferred stock for cash, net                          1,112,726                 -
   Conversion of convertible preferred stock into common stock                   (1,051,403)                -
   Issuance of convertible preferred stock for notes payable and interest         1,678,492                 -
   Issuance of convertible preferred stock issued to acquire AMS, Inc.              329,779                 -
   Net loss                                                                               -        (6,824,940)
Balances at December 31, 1995                                                  ------------      ------------
                                                                               $  4,582,215      $(38,159,764)
                                                                               ============      ============



See notes to consolidated financial statements.

                                                                                                                   TOTAL
                                                                                                               STOCKHOLDERS'
                                                                                    NOTES         DEFERRED        EQUITY
                                                                                  RECEIVABLE    COMPENSATION     (DEFICIT)
- ---------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1992                                                    $       -       $ (95,993)     $  4,889,895
   Issuance of common stock for services                                                 -               -            10,850
   Issuance of common stock for acquisition of minority interest                         -               -            47,410
   Issuance of common stock at $36 to $42 per share for cash                             -               -         2,784,283
   Exercise of warrants to purchase common stock for cash
      and reduction of notes payable and related interest                                -               -           400,628
   Issuance of convertible preferred stock for cash                                      -               -           238,310
   Conversion of convertible preferred stock into common stock                           -               -                 -
   Amortization of deferred compensation                                                 -          95,993            95,993
   Net loss                                                                              -               -        (6,116,388)
                                                                                 ---------       ---------      ------------
Balances at December 31, 1993                                                            -               -         2,350,981
   Issuance of common stock for services                                                 -               -            13,333
   Warrants to purchase common stock issued for services                                 -               -            15,000
   Issuance of common stock at $14 to $40 per share for cash                             -               -         3,678,027
   Exercise of warrants to purchase common stock for cash                                -               -            40,222
   Issuance of convertible preferred stock for cash                                      -               -           303,424
   Conversion of convertible preferred stock into common stock                           -               -                 -
   Net loss                                                                                                       (5,844,121)
                                                                                 ---------       ---------      ------------
Balances at December 31, 1994                                                            -               -           556,866
   Issuance of common stock for services and interest                                    -               -           482,166
   Issuance of common stock at $.48 to $10 per share for cash
      net of issuance costs of $47,671                                                   -               -         1,023,956
   Exercise of warrants to purchase common stock for cash and notes               (308,423)              -            10,125
   Issuance of convertible preferred stock for cash, net                                 -               -         1,113,976
   Conversion of convertible preferred stock into common stock                           -               -                 -
   Issuance of convertible preferred stock for notes payable and interest                -               -         1,678,494
   Issuance of convertible preferred stock issued to acquire AMS, Inc.                   -               -           329,779
   Net loss                                                                              -               -        (6,824,940)
                                                                                 ---------         -------      ------------
Balances at December 31, 1995                                                    $(308,423)        $     -      $ (1,629,578)
                                                                                 =========         =======      ============


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                               SGI INTERNATIONAL
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995


1.  BUSINESS, ORGANIZATION AND PRINCIPLES OF CONSOLIDATION

SGI International (the "Company") was organized in 1985 as the successor to certain other businesses. Through 1994, the principal business of the Company was to license the Liquids from Coal ("LFC") Process technology as exclusive licensing agent for the TEK-KOL Partnership, to provide expert technical services to all LFC Process related activities and projects and to develop Clean Coal Refineries worldwide. During 1995, the Company commenced development of the Opti-Crude Enhancement Technology Process ("OCET") which is designed to increase the ratio of high quality fuels refined from residual oil bottoms, and the Company acquired a manufacturing business that fabricates and sells automated assembly equipment. Since inception, the Company has financed its research and development of the LFC and OCET processes by private placement of debt and equity securities and to a lesser extent through research and development contracts. The Company was considered a development stage company through December 31, 1994. Since the acquisition of its AMS subsidiary in October 1995, the Company has generated operating revenues from sales.

The Company is a partner in the TEK-KOL Partnership ("TEK-KOL"), which was formed in 1989 to own and license the LFC Process technology. TEK-KOL's formation is discussed in Note 4.

The Company has the following wholly owned subsidiaries at December 31, 1995:
Assembly & Manufacturing Systems, Inc. ("AMS"); OCET Corporation ("OCET"); U.S. Clean Coal Refineries, Inc. ("USCCR"); and SGI Australia Pty. Ltd. ("SGIA"). The Company dissolved the following wholly owned inactive subsidiaries during 1995:
SG Technology, Inc. , SGI Development Corp. and SGI Fuels, Inc.

AMS designs, manufactures, and installs automated assembly equipment, and was acquired in October 1995 (Note 6). OCET was organized in February 1995 to research and develop the Opti-Crude Enhancement Technology, a process for further refining residual oil bottoms. USCCR was organized in October 1994 to market clean coal refinery project development programs. SGIA was organized in 1985 and became a wholly owned subsidiary in 1993. SGIA was established to commercialize the LFC Process technology in Australia and New Zealand.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

2.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The accompanying consolidated financial statements are prepared on a going concern basis; however, the recovery of amounts invested in the Company's principal assets, which are the LFC Process related assets, is dependent upon the Company's ability to adequately fund its capital contributions to the TEK-KOL Partnership and TEK-KOL's ability to successfully attract sufficient additional equity, debt or other third-party financing to complete the commercialization of the LFC Process technology. Amounts capitalized by the Company through December 31, 1995 related to the OCET Process are not significant.

Success in commercialization of both the LFC and OCET Processes is dependent in large part upon the ability to enter into satisfactory arrangements with other partners, financiers, or customers and upon the ability of these third parties to perform their responsibilities. The resources required to profitably develop, construct and operate an LFC plant are likely to require hundreds of millions of dollars, several years of construction, and expertise in major plant development and operations. There can be no assurance any licenses, joint venture agreements or other arrangements will be available on acceptable terms, if at all; that any revenue will be derived from such arrangements; or that, if revenue is generated, any of said arrangements will be profitable to the Company. If the Company and TEK-KOL are unsuccessful in their attempts to license the LFC Process, or if such third parties are unsuccessful in profitably developing and operating LFC plants, it will likely have a material adverse impact on the business and operations of the Company.

The Company has no established bank financing arrangements. It is likely the Company will continue to need to seek additional financing through future public or private sales of its securities including equity and debt securities. It is likely the Company will also seek funding through additional strategic partnerships, joint ventures or similar arrangements. There can be no assurance that any collaborative financing arrangements through a joint venture, and/or with strategic partners, will be available when needed, or on terms acceptable to the Company. If adequate funds are not available, the Company may be required to curtail or terminate one or more of its operating activities. The Company is engaged in continuing negotiations to secure additional capital and financing, and while management believes funds can be raised, there is no assurance that their efforts will be successful. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the consolidated financial statements. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK The Company invests its excess cash in interest bearing deposits with major banks, commercial paper and money market funds. Although certain of the cash accounts may exceed the federally insured deposit amount, management does not anticipate non-performance by the other parties. Management reviews the stability of these institutions on a periodic basis.

INVENTORIES Inventories are valued at the lower of cost (first-in, first-out) method or market.

ACCOUNTING FOR LONG-LIVED ASSETS The LFC Process related assets and other long lived assets are continually evaluated by management for recoverability and/or impairment and are stated at the lower of cost or net realizable value. In performing its evaluation, management considers such factors as competing technologies, current market for products generated from the LFC Process technology, viability of projects or assets and progress of related projects such as the Colstrip Project and the TEK-KOL Partnership.

The Company previously capitalized software costs related to the proprietary process control system and virtual plant model related to the LFC process. These assets were fully amortized in 1995 based on management's evaluation of recoverability. Amortization expense of $760,000, $89,000 and $85,000 of the capitalized software costs was recorded during 1995, 1994 and 1993, respectively.

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," effective for fiscal years beginning after December 15, 1995. SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company has not evaluated the effect of adoption of SFAS 121.

DEPRECIATION AND AMORTIZATION Royalty rights and the Australian LFC project are stated at cost and are being amortized over ten years. Process demonstration equipment is stated at cost and is being depreciated over five years. Property and equipment is stated at cost and is being amortized over three to five years. Goodwill related to the AMS acquisition is being amortized over ten years. Depreciation and amortization on the LFC Process related assets and other long-lived assets is calculated using the straight-line method and the depreciation and amortization periods are based on management's estimates of the useful lives of the respective assets.

WARRANTS FOR COMMON STOCK GRANTED TO EMPLOYEES The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations, in accounting for its warrants for common stock granted to employees. Under APB 25, because the exercise price of the Company's warrants for common stock granted to employees is not less than the fair market value of the underlying stock on the date of grant, no compensation expense is recognized.

COMMON SHARES ISSUED FOR SERVICES The values assigned to the restricted common shares issued for services have been determined by the Board of Directors and are intended to reflect the estimated fair value of the services rendered.

REVENUE RECOGNITION Revenues from engineering and consulting services are recorded as the services are performed and earned in accordance with the contracts to perform such services. Revenues from manufacturing contracts are recorded using the percentage-of-completion method of accounting, based upon the ratio of costs incurred to total estimated costs. Estimated losses are recorded in their entirety when loss contracts are identified. Since contracts may extend over one or more accounting periods, revisions in estimated costs and revenue recognition during the course of the work are reflected during the accounting period in which the facts that require such revisions become known. Other income consists primarily of interest income and is recorded as earned.

INCOME TAXES Income taxes are provided for in accordance with the provisions of SFAS No. 109. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting and income tax purposes, as well as operating loss carryforwards.

NET LOSS PER SHARE Net loss per share is computed using the weighted average number of common shares outstanding during the periods presented.

RECLASSIFICATION Certain prior year balances have been reclassified to conform to the current year presentation.

3.  BALANCE SHEET DETAIL

Costs and estimated earnings in excess of billings on uncompleted contracts are summarized as follows:

                                                                                  1995
- -----------------------------------------------------------------------------------------
Costs incurred and estimated earnings on uncompleted contracts                  $3,005,186
Less billings to date                                                            2,909,483
                                                                                ----------
                                                                                $   95,703
                                                                                ==========

Included in accompanying balance sheets under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts     $  271,448
Billings in excess of costs and estimated earnings on uncompleted contracts       (175,745)
                                                                                ----------
                                                                                $   95,703
                                                                                ==========


4.  LFC PROCESS RELATED ASSETS

NOTES RECEIVABLE In June 1985, Montana One Partners ("MOP") was formed to develop an LFC-CoGen Plant in Colstrip, Montana. The Company was the sole general partner. Originally, the limited partners purchased a 5.93% preferred interest in the Partnership for $1,462,000; 84.07% was acquired by the Company and 10% by an affiliate, AEM Corp.

Pursuant to agreements executed in 1988 (the Colstrip Sale Agreements), MOP sold its interest in the Colstrip Project and the Company sold its interest in certain other projects to four individuals who formed Rosebud Energy Corp. ("Rosebud"). The sales price of $6,769,000 included $3,500,000 of 8% notes payable, liabilities aggregating $2,519,000 which were assumed by Rosebud and liabilities of $750,000 which were forgiven. The basis of the assets sold was $5,317,000. The Company recognized the immediate reduction of accounts payable and deferred the remaining gain of $702,000. The notes are non-recourse and as such collectibility of these notes is contingent on profitable operations of the Colstrip Project or future refinancing of the Colstrip Project. The transaction was recorded as a non monetary exchange and because of the contingencies on the note payments, no gain or interest income will be recognized until the proceeds received are in excess of the basis of assets sold. By December 31, 1991, the Company had acquired the limited partners' 5.93% preferred interest and AEM's 10% interest in MOP in exchange for cash ($727,000), contingent notes payable ($1,124,500) and warrants to purchase 28,688 common shares at $10 per share.

The notes payable to former MOP limited partners are contingent upon collection of the notes receivable from Rosebud. As of December 31, 1995, the Company has received principal payments of $375,000, interest payments of $739,000 and has written off notes receivable with a face value of $425,000. The components of the net carrying value of the notes receivable on the accompanying consolidated balance sheets are as follows:


DECEMBER 31,                                                       1995              1994
- -------------------------------------------------------------------------------------------
8% notes receivable                                            $ 2,700,000      $ 2,700,000
Interest receivable                                              1,532,095        1,390,220
                                                               -----------      -----------
                                                                 4,232,095        4,090,220

Deferred gain and interest income                               (1,494,030)      (1,289,227)
8% notes contingently payable to former MOP limited partners    (1,614,117)      (1,559,810)
                                                               -----------      -----------
Net carrying value                                             $ 1,123,948      $ 1,241,183
                                                               ===========      ===========


Future collections on these notes receivable collateralize notes payable to LFC Process Technology Partners in the amount of $230,000 at December 31, 1995.

ROYALTY RIGHTS LFC Technology Partners ("LFCTP") originally financed research and development of the LFC Process technology under certain research agreements entered into with the Company from 1982 to 1986. As provided under the research agreements, LFCTP provided cash and issued notes to the Company in exchange for all rights in the LFC Process technology. On October 1, 1987, the Company and LFCTP entered into an Amended Technology Transfer Agreement (the "transfer agreement"), which provided for the transfer of all rights in the LFC Process technology to the Company in exchange for three levels of royalty payments. The first level of royalty payments was satisfied during 1992.

In 1992, the Company and LFCTP entered into a Settlement Agreement which provided for modifications of the second and third level royalty payments. In exchange for 12,500 shares of Series 92-C convertible preferred stock, LFCTP's third level royalty under the transfer agreement was reduced from 12.5% of the Company's future net cash receipts (as defined) to zero and LFCTP's second level royalty under the transfer agreement was reduced from approximately $9 million at December 1992 to $10,000 per month plus 25% of net cash receipts generated by the Colstrip Project.

Royalty rights aggregating $3,142,500 were recorded in 1992 based upon the value of the underlying common shares. Royalty expense will be recognized as would have been required under the transfer agreement or evenly over 10 years, whichever is greater. Amortization expense of $314,250 was recorded during 1995, 1994 and 1993, and accumulated amortization totals $942,750 and $628,500 at December 31, 1995, and 1994, respectively.

Payment obligations under the reduced second level royalty terminated once the common stock underlying the Series 92-C preferred stock was registered in August 1994. LFCTP converted the 12,500 shares of Series 92-C preferred stock into 62,500 common shares in September 1994.

LFC COGENERATION PROJECT The Company has substantially completed the design and engineering of an LFC facility intended to be used in conjunction with an electric cogeneration plant. Amounts capitalized at December 31, 1995 relate primarily to plans and drawings for the design of such a facility. Amortization expense of $105,000 was recorded during 1995, 1994 and 1993, and accumulated amortization totaled $421,000 and $316,000 at December 31, 1995, and 1994, respectively. Pursuant to the Colstrip Sale Agreements, the Company granted Rosebud a non-exclusive license for LFC Process cogeneration plants with an aggregate capacity of 350 megawatts which provides for SGI to receive royalties of up to $1,000,000 from future plant financings and operations. The Company is continuing its efforts to enter into additional licenses which utilize the LFC Cogeneration technology.

INVESTMENT IN TEK-KOL PARTNERSHIP The Company entered into a Technology Purchase Agreement (the Agreement) with Shell Mining Company ("SMC") on September 28, 1989. Under the Agreement, SMC acquired a one-half interest in the LFC Process technology, related stand-alone assets and patents in exchange for $650,000 in cash, a $550,000 note, and forgiveness of $350,000 of current debt. SMC also agreed to pay additional consideration totaling $1,000,000 when the first LFC plant became operational or $40,000 per month, up to an aggregate of $1,000,000 beginning July, 1992. Because of the time period involved over which the proceeds were collected, the Company recognized the revenue as the consideration was received. During 1994, $360,000, the final increment on the $1,000,000, was recognized as revenue. During 1993, the Company recognized $400,000 of revenue under the Agreement.

The Company and SMC formed the TEK-KOL Partnership ("TEK-KOL") on September 30, 1989, and each partner contributed its respective one-half interest in the LFC Process technology, related LFC stand-alone assets and patents to the partnership. TEK-KOL was formed to own and license the LFC Process technology. As a result of the Agreement and subsequent partnership formation, the Company recovered $1,202,000 of costs resulting in a net gain of $348,000 and recorded the book value of its one-half interest in the assets contributed, $412,000 as its investment in TEK-KOL. The Company accounts for its investment in TEK-KOL using the equity method. TEK-KOL was inactive through December, 1994. TEK-KOL became operational in 1995 and the Company has recorded $288,000 as its share of TEK-KOL's 1995 net loss.

Capital contributions to the TEK-KOL Partnership are expected to be required from time to time. The partnership agreement requires the Company to contribute one-half of any required capital contributions. The Company has recorded a liability to TEK-KOL for a portion of its 1995 contribution totaling approximately $412,000 at December 31, 1995. The partners have verbally agreed that the Company is not in default of the partnership agreement provision regarding payment of required capital contributions. If the Company is unable to fund the capital contribution, its investment in the TEK-KOL Partnership could be adversely impacted. Management believes substantially all of the 1996 funding requirements for TEK-KOL will be paid by third parties with whom TEK-KOL has, or will have, agreements. Management estimates the Company will be required to contribute approximately $750,000 in 1996 if none of these agreements are consummated.

The partnership agreement designates the Company as licensing contractor. To date, the Company has not been reimbursed for past licensing related expenditures. The partnership agreement was amended effective May 1, 1995 so that the Company will now receive 75% of all royalties, fees, and other monies paid to TEK-KOL by third parties until such time that the Company has received $2.0 million. After the Company receives $2.0 million, all royalties, fees, and other monies paid to TEK-KOL will be shared evenly. Ongoing license activities by the Company will be compensated as determined by TEK-KOL. The Company will record licensing revenues as these monies are received.

TEK-KOL granted the Company a royalty-free LFC Process license for cogeneration plants with an aggregate capacity of 350 megawatts and a royalty-bearing LFC Process license which requires the Company to pay royalties of approximately 12.5% of the net proceeds from the sale of liquids produced by its first two sole LFC Projects. Royalties to TEK-KOL for all products produced by additional SGI sole projects are subject to negotiation based on prevailing industry practices.

TEK-KOL granted an LFC Process license to SMC through which TEK-KOL will receive royalties of approximately 12.5% of the net proceeds from the sale of liquids produced by the first Level I and Level II plants. Royalties to TEK-KOL for all products produced by any subsequent SMC plants are subject to royalties negotiated based on prevailing industry practices.

                               SGI INTERNATIONAL
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                    continued


AUSTRALIA LFC PROJECT The Company has capitalized certain costs associated with preliminary site reviews and engineering studies relative to Australian coals as part of an effort to market the LFC Process technology. The capitalized costs are being amortized over a ten year estimated life and amortization expense of $29,000 was recorded during 1995, 1994 and 1993. Accumulated amortization at December 31, 1995 and 1994 is $87,000 and $58,000, respectively.

5. NOTES PAYABLE
Notes payable consist of the following:

DECEMBER 31,                                                                             1995              1994
- ----------------------------------------------------------------------------------------------------------------
12% notes, due through September 2000, unsecured                                    $    47,500      $    54,625
10-12% notes, due at various dates through September 2000, unsecured                  5,796,766        6,772,740
                                                                                    -----------      -----------
                                                                                      5,844,266        6,827,365
Less current portion                                                                  1,213,016        3,251,530
                                                                                    -----------      -----------
                                                                                    $ 4,631,250      $ 3,575,835
                                                                                    ===========      ===========


The Company sold investment units in 1986 and 1987 which included 12% notes payable. Principal payments of $2,375 and 12% interest payments are due quarterly through maturity. The 12% notes payable also include contingent interest ranging from 6% to 24%. The contingent interest begins accruing quarterly upon completion of construction, start-up and testing of a commercial LFC Plant. No commercial LFC Plants have been built and no interest expense related to this contingency has been recorded to date. The notes are convertible into restricted common stock at the rate of .075 shares per $1 of outstanding principal. Prepayment of the principal results in the payment of an amount which would cause the annual return from the original note date to become 18% to 24%, compounded annually. An additional payment equal to 25% of the outstanding principal is also required upon prepayment. The balance outstanding under these notes totaled $47,500 at December 31, 1995.

During 1995 and 1994, the Company sold Investment Units ("Units") through private placement offerings to qualified investors for $10,100 per unit. Such Units consist of a $10,000 note payable, bearing interest at rates ranging from 10%-12% per annum and one convertible preferred share. The notes payable generally have twelve to thirty-six month terms and interest is payable quarterly. The preferred shares are convertible into common stock as described in Note 7. The proceeds from the Units were allocated to the notes payable and preferred shares based on their relative fair values which resulted in recording discounts to the notes payable. The note discounts of $269,000 at December 31, 1994, were fully amortized in 1995 and discounts aggregating $272,000 and $151,000 were amortized to interest expense during 1994 and 1993, respectively.

The Company made limited principal and interest payments in 1995 on the notes payable issued through the Unit sales and in November and December 1995 the Company proposed to the noteholders to restructure their notes. Under this restructuring, noteholders extended the due dates on notes payable with a carrying value of $4,034,000. The original maturity dates through June 1997 were extended to September 30, 1997. Other noteholders converted their notes with a carrying value of $1,557,500 into 155.75 shares of Series 95 convertible preferred stock with a $10,000 per preferred share liquidation preference. Of the preferred shares issued, 135.25 preferred shares are convertible into 1,805,875 common shares on November 1, 1997 and 20.5 preferred shares are convertible into a predetermined market value of common stock on November 1, 1997. At December 31, 1995, these preferred shares would have been convertible into 529,094 common shares based on the closing bid price of $.6875 per share at December 29, 1995.

Accrued interest through December 31, 1995 relating to the restructured notes was either extended to September 30, 1997 ($276,000), satisfied through the issuance of the 155.75 preferred shares ($121,000), or satisfied through the issuance of 88,838 restricted common shares ($99,000). The Company also prepaid interest of $94,000 on certain notes by issuing 84,177 restricted common shares. Interest obligations on these notes subsequent to September 30, 1996 either will be paid quarterly in cash (through maturity in September, 1997) or will be prepaid on September 30, 1996 through the issuance of restricted common stock with the number of shares issued based on the closing common stock bid price on that date.

Certain of the noteholders who converted their notes into Series 95 preferred stock were granted warrants to purchase 39,250 shares of common stock at $1.25 per share under the terms of the restructuring.

Scheduled principal payments of notes payable are as follows:

YEARS ENDED DECEMBER 31,
- ------------------------------------------------------------------------------
1996                                                               $ 1,213,016
1997                                                                 4,377,500
1998                                                                     9,500
1999                                                                     9,500
2000                                                                   234,750
                                                                   -----------
Total Payments                                                     $ 5,844,266
                                                                   ===========


The Company borrowed a total of $304,000 from a Director in 1995 in exchange for 10% notes payable which mature on December 31, 1996. In 1995 the Company also borrowed a total of $460,000 from certain related parties in exchange for 10% notes that mature through 2000 and include $230,000 of notes which are collateralized by the Rosebud notes receivable (Note 4). In connection with the collateralized borrowing of $230,000, the Company issued warrants to purchase 230,000 shares of common stock at $1.00 per share that expire in 2000.

6.  ACQUISITION OF AMS

On October 30, 1995, the Company acquired AMS, a designer and manufacturer of automated assembly equipment. The Company issued three Series 95 convertible preferred shares valued at $330,000 in exchange for 100% of the outstanding common stock of AMS. The acquisition has been accounted for as a purchase and resulting goodwill of $479,000 is being amortized over ten years.

Pro forma results of the Company's operations, assuming the acquisition had occurred as of January 1, 1994, are presented below.

YEARS ENDED DECEMBER 31,                                   1995           1994
- --------------------------------------------------------------------------------
Net revenue                                            $ 4,865,000   $ 6,184,000
Net loss                                                 7,258,000     6,093,000
Net loss per share                                            2.64          3.15


The results give effect to pro forma adjustments for amortization of goodwill and income taxes. The pro forma information is not necessarily indicative of the actual results that would have been achieved had AMS been acquired on January 1, 1994, nor is it necessarily indicative of future results.

7.  STOCKHOLDERS'EQUITY (DEFICIT)

CONVERTIBLE PREFERRED STOCK A summary of the issued and outstanding convertible preferred stock at December 31, 1995, is as follows:

                                                                                   COMMON
                                                     SHARES                        SHARES
                                                   ISSUED AND    PREFERENCE IN   ISSUABLE ON
                                                   OUTSTANDING    LIQUIDATION    CONVERSION
- ---------------------------------------------------------------------------------------------
Series P-90 Preferred Stock                              400      $    40,000       100,000
Series 90 Preferred Stock                                  6              640           561
Series PS90 Preferred Stock                               20            5,000         2,500
Series 91 Preferred Stock                             85,157          351,540         7,545
Series 92 Preferred Stock                                 30            2,960           215
Series 93 Preferred Stock                                100            9,950         3,677
Series 94 Preferred Stock                                357           35,655        15,109
Series 95 Preferred Stock                             17,659        2,153,056     2,915,655
                                                     -------      -----------     ---------
                                                     103,729      $ 2,598,801     3,045,262
                                                     =======      ===========     =========


The Series 95 convertible preferred shares are non-voting and were issued in connection with private placements, the note restructuring discussed in Note 5 and the AMS acquisition discussed in Note 6.

In 1995, the Company raised $1,114,000, net of offering costs of $137,500, through the issuance of 125,000 Series 95 convertible preferred shares and the issuance of two Series 94 convertible preferred shares. The Series 95 preferred shares were convertible after forty one days into common shares based on the closing bid price of SGI common shares at various dates in 1995. As of December 31, 1995, 107,500 Series 95 preferred shares had been converted into 126,241 common shares.

The Series 94, 93, 92 and 91 convertible preferred shares were issued in connection with the sale of Investment Units which were sold through private placement offerings to qualified investors. At December 31, 1995, the Series 94 preferred shares are convertible into restricted common shares after certain dates in 1996. The Series 94, 93 and 92 preferred shares outstanding are non-voting and are callable at $100 per share.

                               SGI INTERNATIONAL
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTINUED


The Series 91 convertible preferred shares are non-voting and have a preference in liquidation ranging from $2 to $10,000 per share. In addition, certain of the Series 91 preferred shares provide cumulative dividends ranging from $8 to $800 per share and are callable at $100 per preferred share plus any unpaid cumulative dividends.

The Series P-90 convertible preferred shares were issued in 1990 to two members of the Board of Directors who were also officers of the Company and are convertible into restricted common shares, subject to an additional payment of $1.375 per common share. The Series P-90 preferred shares are non-voting and provide an $8 cumulative dividend per share. In addition, the Series P-90 preferred shares are callable after January 1, 1996, at $100 per share plus any unpaid cumulative dividends.

The Series 90 preferred shares are non-voting, provide an $8 cumulative dividend per share and are callable at $100 per share plus any unpaid cumulative dividends.

The Series PS90 convertible preferred shares were issued in 1990 to employees of the Company and are convertible into restricted common shares, subject to an additional payment of $1.375 per common share. The Series PS90 preferred shares are non-voting, have a preference in liquidation of $250 per share and provide a $20 cumulative dividend per share.

Dividends on all preferred shares are only payable when the Company has sufficient accumulated earnings and at December 31, 1995, cumulative dividends of $78,000 were in arrears under the Series 91, P-90, 90 and PS90 preferred share agreements.

WARRANTS During 1995, the Company granted warrants to employees, consultants, and noteholders for the purchase of 1,768,815 shares of restricted common stock at exercise prices ranging from $0.875 to $20.00 per share. The exercise prices of the warrants granted equaled or exceeded the closing bid price of the Company's common stock on the grant date. The Company changed the exercise price of warrants for 1,458,433 common shares from exercise prices ranging from $0.875 to $20.00 to exercise prices ranging from $0.60 to $1.375. The repricings changed the exercise price to the then current closing bid price of the Company's common stock. The Company also issued warrants to purchase 39,250 common shares at $1.25 per share in connection with the note restructurings (Note 5).

As of December 31, 1995, approximately 1.1 million common shares underlying warrants have been registered with the Securities and Exchange Commission.

The following table summarizes outstanding warrants all of which are currently exercisable:

                                                                 COMMON SHARES
                                                                 UNDER WARRANT
EXERCISE PRICE                EXPIRATION DATE                  DECEMBER 31, 1995
- --------------------------------------------------------------------------------
  $ .20                       December 31, 1999                      5,000
     .60                      December 31, 1999                    768,534
     .60                      December 31, 2000                    383,750
     .875                     December 31, 1999                      4,199
    1.00                      September 30, 2000                   230,000
    1.25                      December 31, 1999                     39,250
    1.25                      December 31, 2000                     50,000
    1.375                     December 31, 1999                     87,796
    9.50                      Various                               87,645
   10.00                      Various                                4,295
   18.00                      December 31, 1999                      2,500
   20.00                      December 31, 1999                     11,765
   25.00                      December 31, 1998                      7,615
   30.00                      December 31, 1998                        250
   34.00                      December 31, 1998                      3,560
   40.00                      December 31, 1997                      3,325
   40.00                      December 31, 1998                      1,750
   45.00                      December 31, 1998                        500
   47.50                      December 31, 1998                      1,000
   50.00                      December 31, 1996                      3,450
   54.00                      December 31, 1997                      3,086
                                                                 ---------
                                                                 1,699,270
                                                                 =========

Also during 1995, the Company granted warrants to employees for the purchase of 3,530,000 shares of OCET common stock at $1.00 per share. There is no current market for OCET common stock. At December 31, 1995, warrants for the purchase of 1,205,000 OCET common shares are exercisable; warrants for the remaining OCET common shares become exercisable at various dates from September 30, 1996, through June 1998. All warrants to purchase OCET common shares expire December 31, 1999. In January 1996, warrants to purchase 850,000 OCET common shares were cancelled.

COMMON STOCK During 1995, the Company raised $1,024,000, net of offering costs of $48,000, through the issuance of 963,035 common shares. The Company issued 216,088 common shares for services and recorded compensation expense of $289,000 in 1995. As discussed in Note 5, the Company also issued 173,015 common shares for accrued interest and future interest obligations under the note restructuring agreements with certain noteholders. During 1994, the Company issued 500 restricted common shares to a consultant and recorded $13,000 of compensation expense. During 1993, the Company issued 250 restricted common shares to a consultant and recorded $11,000 of compensation expense. Also during 1993, the Company issued 1,110 restricted common shares to acquire the minority interest in SGIA and promised to issue another 1,050 restricted common shares if certain Australian project development requirements are satisfied.

At December 31, 1995, the Company has reserved 6,000,000 common shares for the conversion of preferred stock into common stock and the exercise of outstanding warrants.

8.  RELATED PARTY TRANSACTIONS

SGI has entered into the following transactions with related parties:

(a) The Company sold 200 Series P-90 preferred shares for $22,000 to two officers in 1990. Each preferred share is convertible into 250 restricted common shares upon payment of a price that was reduced from $15.00 per share to $1.375 per share in 1995.

(b) The Company granted warrants to purchase 568,500 common shares to officers and directors in 1995, 1994, and 1993 at exercise prices ranging from $0.875 to $54.00 per share. The exercise prices equaled or exceeded the closing bid price on the grant dates. During 1995, the exercise prices of warrants to purchase 498,500 and 70,000 common shares were changed to $0.60 and $1.375, respectively (Note 7).

(c) During 1995, the Company issued 10% notes payable totaling $304,000 to a Board member. An additional 10% note payable for $50,000 was issued to the same Board member in January 1996. The notes and accrued interest were converted into 283,200 restricted common shares in March, 1996. Also during 1995, an officer advanced the Company a total of $52,000 and was repaid.

(d) At December 31, 1994, the Company had receivables from its TEK-KOL partner's subsidiary aggregating $45,283. During 1994 and 1993, the Company recorded revenues for engineering services of $123,000 and $299,000 from its partner's subsidiary.

(e) The Company had receivables from two officers of $397,961 at December 31, 1994. A portion of this receivable was offset by obligations of the Company to both of the officers and the remaining $224,000 was reserved at December 31, 1995. In January 1996, the Company agreed to forgive the loans made to a former officer.

(f) The Company has an agreement with an officer/shareholder for the assignment of his patent to the Company. The agreement provides for a royalty equal to the greater of (i) $50,000 per calendar year or (ii) one-tenth of one percent (.1%) of royalty revenues received by the Company (or any joint venture of which the Company is a partner) through December 31, 2000, conditioned only upon the continued practice of the LFC Process technology during such period by the Company and/or any such joint venture. The Company recognized royalty expense of $50,000 in each of the years ended December 31, 1995, 1994, and 1993. As of December 31, 1995, royalties payable of $141,790 were recorded on the balance sheet.

(g) Three employees exercised warrants in August 1995 for 274,154 common shares in exchange for notes receivable of $308,423. The notes are non-recourse, bear interest at 8%, and are payable August 23, 1999, only if the bid price for the Company's common stock is in excess of $3.00 per share on that date. As of January, 1996, the employees had pledged 321,341 restricted common shares as collateral for the notes receivable. The notes are reflected in the accompanying balance sheet as a component of stockholders' equity.

9.  COMMITMENTS AND CONTINGENCIES

(a) The Company leases its corporate offices under an operating lease agreement which provides for annual escalation of rental payments and expires in December 2000. The Company's OCET subsidiary leases its laboratory facilities under an operating lease agreement which expires in May 2000. AMS leases its manufacturing facility under an operating lease agreement which expires in October 1997. Under the terms of the lease agreements, the lessee pays taxes, maintenance and insurance. As of December 31, 1995, the Company had no other significant commitments under

                               SGI INTERNATIONAL
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   CONTINUED

capital or operating leases. Total rent expense relating to leased facilities was $226,000, $170,000 and $163,000 in 1995, 1994 and 1993, respectively.

Future minimum annual operating lease commitments are as follows:


YEAR ENDING DECEMBER 31:
- --------------------------------------------------------------------------------
1996                                                                 $   317,000
1997                                                                     301,000
1998                                                                     178,000
1999                                                                     180,000
2000                                                                     149,000
                                                                         -------
                                                                      $1,125,000
                                                                      ==========


(b) As discussed in Note 4, the Company is required to make contributions to the TEK-KOL Partnership.

10.  INCOME TAXES

The significant components of the Company's deferred tax assets and liabilities are:

                                                                1995               1994
- -------------------------------------------------------------------------------------------
Deferred tax assets:
Net operating loss carryforwards                           $ 16,878,000        $ 14,420,000
Depreciation and amortization                                   553,000             336,000
Research and development credits                                350,000             320,000
Other                                                           377,000             140,000
                                                           ------------        ------------
                                                             18,158,000          15,216,000
Deferred tax liabilities:

Other                                                          (625,000)            (18,000)
Net deferred tax assets                                      17,533,000          15,198,000
Deferred tax assets valuation allowance                     (17,533,000)        (15,198,000)
                                                           ------------        ------------
                                                           $          -        $          -
                                                           ============        ============


At December 31, 1995, the Company had net operating losses available for carryforward for federal and state tax purposes of approximately $44,010,000 and $24,575,000 respectively. The federal and state loss carryforwards will begin expiring in 1996, unless previously utilized. The difference between federal and state loss carryforwards is primarily attributable to the 50% limitation of California loss carryforwards. The Company also has federal research credit carryforwards of approximately $350,000 which will begin to expire in 2004 unless previously utilized. The Company has determined that the future annual use of net operating loss carryforwards and research and development tax credits will be materially limited under Internal Revenue Code Sections 382 and 383 due to a 50% ownership change that occurred during 1995.

Approximately $1,600,000 of the valuation allowance for deferred tax assets relates to stock warrant deductions which, when recognized, will be allocated directly to contributed capital.

11.  INFORMATION ON INDUSTRY SEGMENTS

AMS's revenue and income from operations in the period from October 31, 1995, to December 31, 1995, totaled $867,000 and $238,000, respectively. Revenues were derived primarily from contracts to manufacture assembly equipment for two customers. Revenue from sales of automated assembly equipment accounted for 96% of the Company's 1995 revenues. AMS's total assets and aggregate depreciation and amortization were $1,297,000 and $12,000, respectively at December 31, 1995.

12.  EVENTS SUBSEQUENT TO DECEMBER 31, 1995

In the normal course of its capital formation efforts from January 1, 1996, through March 19, 1996, the Company raised $738,000 through the issuance of 678,306 common shares to qualified investors.

                               SGI INTERNATIONAL
                           REPORT OF ERNST & YOUNG LLP
                              INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
SGI INTERNATIONAL

We have audited the accompanying consolidated balance sheets of SGI International as of December 31, 1995, and 1994, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SGI International at December 31, 1995, and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995.

As discussed in the notes to the consolidated financial statements, the Company has material transactions with related parties.

As discussed in Note 2 of the notes to consolidated financial statements, the Company's principal assets are related to the LFC (Liquid from Coal) Process. The recovery of these assets is dependent upon future events, including the Company's ability to attract sufficient additional equity and/or financing needed to fund its portion of the TEK-KOL Partnership, that is responsible for completion and commercialization of the LFC Process. These factors and the Company's working and net capital deficiencies and recurring losses from operations raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Ernst & Young LLP

SAN DIEGO, CALIFORNIA
MARCH 11, 1996

                                SGI INTERNATIONAL
                      MARKET FOR REGISTRANT'S COMMON EQUITY
                         AND RELATED SHAREHOLDER MATTERS

The Common Stock of the Company is currently traded and prices are quoted on the NASD OTC Bulletin Board under the symbol SGII.

The following table sets forth the high and low bid prices for SGI Common Stock during the periods indicated. The prices represent bid quotations and do not include retail mark-ups, mark-downs or fees, nor do they necessarily represent actual trades.

As of December 31, 1995, the Company had approximately 2,500 stockholders of record, and believes it has beneficial owners in excess of that number. The Company has not declared any cash dividends on the Common Stock and does not currently intend to pay any cash dividends on the Common Stock in the foreseeable future.

Except as otherwise indicated, all information contained in this filing has been adjusted to give effect to a 1-for-20 reduction of the outstanding SGI common shares which became effective March 22, 1995.

QUARTER ENDED                                       HIGH               LOW
- -----------------------------------------------------------------------------
Fiscal 1996
   March 31                                      $   3.43            $   0.62

Fiscal 1995
   December 31                                   $   1.28             $  0.58
   September 30                                  $   1.78             $  0.78
   June 30                                       $   4.94             $  0.93
   March 31                                      $  25.60             $  3.75

Fiscal 1994
   December 31                                   $  21.26            $  11.88
   September 30                                  $  37.50            $  19.38
   June 30                                       $  55.00            $  33.76
   March 31                                      $  61.26            $  45.00

Fiscal 1993
   December 31                                   $  70.00            $  33.76
   September 30                                  $  62.50            $  36.26
   June 30                                       $  81.26            $  62.50
   March 31                                      $  90.00            $  52.50

Directors
JOSEPH A. SAVOCA
Chairman, President and Chief Executive Officer

ERNEST P. ESZTERGAR
Technical Director

WILLIAM A. KERR
Director

NORMAN A. GRANT
Director

Officers

JOSEPH A. SAVOCA
Chairman, President and Chief Executive Officer

JOHN R. TAYLOR
Secretary

Corporate Headquarters

SGI International
1200 Prospect Street
Suite 325
La Jolla, California
Tel: 619/551-1090
Fax: 619/551-0247

Investor Relations

Corporate Communications
Tel. 619/551-1090

Independent Auditors

Ernst & Young LLP, Independent Auditoors
San Diego, California

Outside Counsel

Fisher Thurber LLP
La Jolla, California

Transfer Agent

Atlas Stock Transfer Corporation
3899 South State Street
Salt Lake City, Utah 54107
801/266-7151

Annual Meeting

July 18, 1996
Radisson Hotel
3299 Holiday Court
La Jolla, California 92067

                            [SGI INTERNATIONAL LOGO]


                               SGI INTERNATIONAL

                              1200 PROSPECT STREET

                                    SUITE 325

                           LA JOLLA, CALIFORNIA 92037

                                TEL: 619/551-1090

                                FAX: 619/551-0247